Exhibit 99.1

Silicom and Eideticom Partner to Create
Revolutionary Cryptographic and Compression
Solutions Suite

To jointly pioneer the Post-Quantum Cryptography solution
based on Altera’s Agilex™ 7 SoC FPGAs

KFAR SAVA, Israel – April 24, 2025 – Silicom Ltd., a leading provider of high-performance networking and data center infrastructure, announced today that it has engaged in a strategic partnership with Eideticom to provide a comprehensive suite of advanced cryptographic and compression solutions based on Eideticom’s NoLoad® platform and Silicom’s Altera-based BlueFjord and ThunderFjord platforms.  These solutions are in high demand in the Networking, Data Center, Telecommunications, Storage, and Edge computing sectors.

As the infrastructure for these solutions, Eideticom, a recognized leader in cutting-edge cryptographic and compression IP, has integrated its high-performance NoLoad® IP platform, which delivers proven performance and reliability in production environments around the world, with Silicom’s newest generation Altera-based FPGA cards. This integration builds on earlier work by Silicom and Altera, which targeted use cases requiring the offloading of complex compute tasks from the CPU. One of the solution’s unique features is its ability to seamlessly integrate into existing host applications without requiring code changes, enabling a rapid deployment that reduces time-to-value dramatically compared to traditional FPGA-based accelerators.

The combined solution addresses two of the market’s most important needs: agile, high-performance cryptographic acceleration to protect against data security threats, and scalable compression to meet the challenge of ever-rising volumes of data.  In addition, the Post-Quantum Cryptography (PQC) solutions delivered through the partnership will enable customers to future-proof their products now against potential quantum-enabled cyber threats.

A prominent customer has already selected this cryptographic solution for its next-generation platforms, underscoring the growing need to safeguard critical communications in the post-quantum era. The resulting Silicom Accelerated Crypto Adaptor (SACA), based on both the Silicom BlueFjord and the Eideticom NoLoad®, enables look-aside offloading of both pre- and post-quantum cryptography to assure secure communication and authentication.

The combined solution is launched on FPGA cards based on Altera’s Agilex 7 FPGA family, which both Eideticom and Silicom consider to be the optimized silicon for the combined solution.

 Liron Eizenman, CEO of Silicom, stated:
“This exciting strategic cooperation with Eideticom reinforces our position as a cutting-edge provider of high-performance cryptographic and compression technologies, both key technologies for our target Networking and Storage markets. Through this close cooperation, we are delivering a comprehensive, integrated solution that meets the rigorous security demands of our customers, ensuring their systems can achieve the performance they need with full protection against evolving quantum threats.”

Roger Bertschmann, CEO of Eideticom, added:
“This partnership is a significant milestone in enabling Eideticom to deliver our NoLoad cryptographic and compression solutions to Silicom’s worldwide customer base as well as to its wide range of potential customers. The advent of Post-Quantum Cryptography and increasing data processing and storage requirements are driving the adoption of scalable, agile, and performant solutions, which Eideticom and Silicom are providing.  We are honored and excited to partner with Silicom, one of the industry’s leading network and data center infrastructure providers.”

Mark Moran, Director of Development Kits & Partners at Altera, remarked:
“This partnership underscores the immense value of combining Altera’s leading-edge FPGA technology with the expertise of Altera Solution Acceleration Partners (ASAP), Silicom and Eideticom. The integration of our Agilex™ 7 FPGAs with these advanced cryptographic and storage solutions will provide customers with a future-proof, high-performance infrastructure capable of meeting the evolving challenges of quantum computing.”

For more information on the Silicom Accelerated Crypto Adapter, the BlueFjord and ThunderFjord cards, and other solutions, please visit Silicom's official website: https://www.silicom-usa.com/

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency, and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN, and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading, and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling up and scaling out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos, and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers worldwide, its more than 400 active Design Wins, and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

About Eideticom

Eideticom secures and accelerates the data center with scalable solutions for cryptography, compression, and analytics. Our products are deployed worldwide and secure mission critical infrastructure for customers in Fintech, High Performance Computing, Content Delivery Networks, and Big Data.

For more information, please visit: eideticom.com

About Altera

Altera is a leading provider of FPGAs, SoCs, and programmable logic solutions, enabling innovation across various industries. With cutting-edge technology and AI-driven capabilities, Altera empowers businesses to accelerate performance and drive next-generation advancements. https://www.altera.com/